SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Polycom, Inc.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

73172K-10-4

(CUSIP Number of Common Stock underlying Class of Securities)

Michael R. Kourey

Senior Vice President of Finance and Administration
and Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, CA  94588

Tel: (925) 924-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark A. Bertelsen, Esq.

J. Rol Williams, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$112,385,552	$9,092

*          Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 5,673,635 shares of common stock of Polycom, Inc. having an aggregate value of $112,385,552 as of May 27, 2003 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**   The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Polycom, Inc., a Delaware corporation (“Polycom” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 5,673,635 shares of the Company’s common stock, whether vested or unvested, that have been granted under (i) the Company’s 1996 Stock Incentive Plan, (ii) the Company’s 2001 Nonstatutory Stock Option Plan or (iii) option plans assumed by Polycom in connection with acquisitions, have exercise prices greater than or equal to $13.48 per share (the “Eligible Options”) and are held by eligible employees.  Eligible Options may be exchanged for new options (the “New Options”) that will be granted under the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated May 28, 2003 (the “Offer to Exchange”); (ii) the related memorandum from Robert Hagerty dated May 28, 2003; (iii) the Election Form; and (iv) the Withdrawal Form.  These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively.  An “eligible employee” refers to all employees of Polycom or one of its subsidiaries who live and work in United States of America, Australia, Canada, France, Germany, Hong Kong, Israel, Japan, Mexico, the Netherlands, the Philippines, Singapore, Thailand or the United Kingdom, who remain employees through the date on which the tendered options are cancelled.  In order to receive a new option, each employee must remain an employee through the date on which the New Options are granted.  Members of the Company’s Board of Directors and the Company’s executive officers are not eligible to participate in the Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.  Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)           Name and Address.

Polycom is the issuer of the securities subject to the Exchange Offer.  The address of the Company’s principal executive office is 4750 Willow Road, Pleasanton, CA 94588 and the telephone number at that address is (925) 924-6000.  The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning Polycom” is incorporated herein by reference.

(b)           Securities.

The subject class of securities consists of the Eligible Options.  The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled.  The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” entitled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c)           Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)           Name and Address.

The filing person is the issuer.  The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction F to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)           Material Terms.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of shares underlying the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Material income tax consequences and certain other considerations for employees who reside outside the United States of America,” “Extension of offer; termination; amendment” and Schedules D through P attached to the Offer to Exchange is incorporated herein by reference.

(b)           Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

(e)           Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.  The eligible option plans and related option agreements attached hereto as Exhibits (d)(1) through (d)(5) contain information regarding the subject securities.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer—Purpose of the offer” is incorporated herein by reference.

(b)           Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)           Plans.

The information set forth in the Offer to Exchange under the captions “The Offer—Purpose of the offer” and the “The Offer—Information concerning Polycom” is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.

The information set forth in the Offer to Exchange under the captions “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)           Conditions.

Not applicable.

(d)           Borrowed Funds.

Not applicable.

Item 8.  Interest In Securities of the Subject Company.

(a)           Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.

Not applicable.

Item 10.  Financial Statements.

(a)           Financial Information.

The information set forth in Schedules B and C to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Information concerning Polycom,” “The Offer—Financial statements,” and “The Offer—Additional information” is incorporated herein by reference.  The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)           Pro Forma Information.

Not applicable.

Item 11.  Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(b)           Other Material Information.

Not applicable.

Item 12.  Exhibits.

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options dated May 28, 2003.
(a)(1)(b)	Memorandum from Robert Hagerty dated May 28, 2003.
(a)(1)(c)	Election Form.
(a)(1)(d)	Withdrawal Form.
(a)(1)(e)	Form of Promise to Grant Stock Option(s).
(a)(1)(f)	May 28, 2003 email from Helen Idnani to Polycom employees announcing the commencement of the exchange offer and transmitting the exchange offer documents.
(a)(1)(g)	May 28, 2003 email from Robert C. Hagerty to Polycom employees regarding the exchange offer.
(a)(1)(h)	Form of email to Polycom employees acknowledging receipt of an election or withdrawal form.
(a)(1)(i)	Form of email to Polycom employees regarding the status of the exchange offer.
(a)(1)(j)	Overview presentation regarding the exchange offer.
(b)	Not Applicable.
(d)(1)	1996 Stock Incentive Plan, as amended, and form of stock option agreement thereunder.
(d)(2)

2001 Nonstatutory Stock Option Plan and form of stock option agreement thereunder (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2001, and incorporated herein by reference).

(d)(3)	Sub-plan to the 1996 Stock Incentive Plan, as amended, for France and form of stock option agreement thereunder.
(d)(4)	Sub-plan to the 1996 Stock Incentive Plan, as amended, for Israel and form of stock option agreement thereunder.
(d)(5)	Sub-plan to the 1996 Stock Incentive Plan, as amended, for the United Kingdom and form of stock option agreement thereunder.
(g)	Not applicable.
(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

(a)           Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

POLYCOM, INC.

/s/ MICHAEL R. KOUREY
Michael R. Kourey
Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary

Date:  May 28, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options dated May 28, 2003.
(a)(1)(b)	Memorandum from Robert Hagerty dated May 28, 2003.
(a)(1)(c)	Election Form.
(a)(1)(d)	Withdrawal Form.
(a)(1)(e)	Form of Promise to Grant Stock Option(s).
(a)(1)(f)	May 28, 2003 email from Helen Idnani to Polycom employees announcing the commencement of the exchange offer and transmitting the exchange offer documents.
(a)(1)(g)	May 28, 2003 email from Robert C. Hagerty to Polycom employees regarding the exchange offer.
(a)(1)(h)	Form of email to Polycom employees acknowledging receipt of an election or withdrawal form.
(a)(1)(i)	Form of email to Polycom employees regarding the status of the exchange offer.
(a)(1)(j)	Overview presentation regarding the exchange offer.
(b)	Not Applicable.
(d)(1)	1996 Stock Incentive Plan, as amended, and form of stock option agreement thereunder.
(d)(2)

2001 Nonstatutory Stock Option Plan and form of stock option agreement thereunder (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2001, and incorporated herein by reference).

(d)(3)	Sub-plan to the 1996 Stock Incentive Plan, as amended, for France and form of stock option agreement thereunder.
(d)(4)	Sub-plan to the 1996 Stock Incentive Plan, as amended, for Israel and form of stock option agreement thereunder.
(d)(5)	Sub-plan to the 1996 Stock Incentive Plan, as amended, for the United Kingdom and form of stock option agreement thereunder.
(g)	Not applicable.
(h)	Not applicable.